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3-22-04

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SEC 04003820 OMMISSION
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SEC MAIL PROCESSING RECEIVED MAR - 1 2004 WASH. D.C. 188 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65886

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/15/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: UOB Global Equity Sales LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

592 Fifth Avenue
(No. and Street)

New York (City) NY (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Howard Berkenfeld 212-398-6633
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Graf Repetti & Co LLP
(Name – *if individual, state last, first, middle name*)

1114 Avenue of the Americas (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PS 3/23

OATH OR AFFIRMATION

I, Howard Berkenfeld, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of UOB Global Equity Sales LLC, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MICHAEL W. LIU
Notary Public State of New York
No. 02LI6098380
Qualified in New York County
Commission Expires Sept. 8, 2007

Notary Public

Signature

Manager
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UOB GLOBAL EQUITY SALES LLC

FINANCIAL STATEMENTS

FOR THE PERIOD OF
SEPTEMBER 15, 2003 (INCEPTION) TO
DECEMBER 31, 2003

UOB GLOBAL EQUITY SALES LLC

CONTENTS

GRAF REPETTI & CO., LLP
Certified Public Accountants & Business Advisors

INDEPENDENT AUDITOR'S REPORT

To the Member of
UOB Global Equity Sales LLC

We have audited the accompanying statement of financial condition of UOB Global Equity Sales LLC for the period of September 15, 2003 (Inception) to December 31, 2003 and the related statements of income, member's equity, and cash flows for the period then ended. These financial statements are the responsibility of the members. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the members, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of UOB Global Equity Sales LLC at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Graf Repetti & Co. LLP

New York, New York
February 2, 2004

Grace Building • 1114 Avenue of the Americas • New York, N.Y. 10036
phone 212. 302. 3300 • fax 212. 302. 9660

UOB GLOBAL EQUITY SALES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

ASSETS

CURRENT ASSETS	
Cash	$ 45,626
Receivables from customers	2,088,372
Total Assets	$ 2,133,998

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES	
Accrued expenses	$ 23,504
MEMBER'S EQUITY	
Member's equity	2,110,494
Total Liabilities and Member's Equity	$ 2,133,998

See accompanying notes to the financial statements.

UOB GLOBAL EQUITY SALES LLC

STATEMENT OF INCOME

FOR THE PERIOD OF SEPTEMBER 15, 2003 (INCEPTION) TO DECEMBER 31, 2003

REVENUES	
Incentive fees	$ 1,701,727
Management fees	246,000
Net Revenues	2,088,372
EXPENSES	
Payroll and benefits	12,600
Depreciation and amortization	27,053
Rent	800
Professional fees	8,754
Compliance fees	3,450
Administration fees	1,000
Licenses and fees	1,274
Total Expenses	54,931
Net Income from Operations	$ 2,033,441

See accompanying notes to the financial statements.

UOB GLOBAL EQUITY SALES LLC

STATEMENT OF MEMBER'S EQUITY

FOR THE PERIOD OF SEPTEMBER 15, 2003 (INCEPTION) TO DECEMBER 31, 2003

Member's Equity - September 15, 2003	$	-
Member's Contributions		77,053
Net Income		2,033,441
Member's Equity - December 31, 2003	$	2,110,494

See accompanying notes to the financial statements.

UOB GLOBAL EQUITY SALES LLC

STATEMENT OF CASH FLOWS
FOR THE PERIOD OF
SEPTEMBER 15, 2003 (INCEPTION) TO
DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 2,033,441
Adjustments to reconcile net income	
to net cash used in operating activities:	
Depreciation and amortization	27,053
Changes in current operating items:	
Increase from customers receivable	(2,088,372)
Increase in other assets	(27,053)
Increase in accrued expenses payable	23,504
Net Cash Used In Operating Activities	(31,427)
FINANCING ACTIVITIES	
Capital contributions	77,053
Net Increase in Cash	45,626
Cash - September 15, 2003	-
Cash - December 31, 2003	$ 45,626

See accompanying notes to the financial statements.

UOB GLOBAL EQUITY SALES LLC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD OF SEPTEMBER 15, 2003 (INCEPTION) TO DECEMBER 31, 2003

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Organization

UOB Global Equity Sales LLC (the "Company") was established as a Limited Liability Company in the State of New York on November 22, 2002. The Company did not commence operations until September 15, 2003, when the Company became a registered member of the National Association of Securities Dealers ("NASD"). The Company is a wholly owned subsidiary of UOB Global Capital LLC (see Note 2).

The Company is an investment organization and holder of an introducing broker dealer license. In 2003, the Company's activities were limited to acting as a placement agent for alternative investments, including but not limited to hedge funds, private equity funds, etc. During 2003, the Company did not carry securities accounts for customers or perform custodial functions relating to customer's securities. The Company's principal business office is located in New York City.

B. Method of Accounting

Assets, liabilities, revenues and expenses are recognized on the accrual method of accounting for financial statement presentation.

C. Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

D. Cash and Cash Equivalents

For purposes of the Statements of Cash Flows, the Company considers temporary cash investments with an original maturity of three months or less to be cash equivalents.

F. Income Taxes

As a single-member Limited Liability Company ("LLC"), the Company is considered a disregarded entity for Federal and New York State tax purposes. There is no provision for federal or state income taxes on the earnings of the Company as such; earnings will flow through directly to its member.

2. RELATED PARTIES

The Company is a wholly owned subsidiary of UOB Global Capital LLC ("Parent"). The Company has an agreement with its Parent for the use of its office facilities and management personnel on a month to month basis. The Company paid to its Parent $13,400 for the year ended December 31, 2003 in accordance with this agreement.

3. NET CAPITAL AND RESERVE REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 which requires that minimum net capital, as defined, shall be at least the greater of $ 5,000 or 12.5% of aggregate indebtedness. At December 31, 2003, the Company's net capital was $ 22,122 compared to a minimum requirement of $ 5,000.

4. CONCENTRATION OF CREDIT RISK

Financial instruments which potentially subject the Company to concentration of credit risk consists of cash. The Company places its cash with financial institutions in New York. The Company monitors the credit quality of these financial institutions and does not anticipate their non-performance. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $100,000. Uninsured funds as of December 31, 2003 amounted to $ -0-.

SUPPLEMENTAL INFORMATION

GRAF REPETTI & CO., LLP
Certified Public Accountants & Business Advisors

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTAL INFORMATION REQUIRED BY SEC RULE 17A-5

To the Member of
UOB Global Equity Sales LLC

We have audited the financial statements of UOB Global Equity Sales LLC for the period of September 15, 2003 to December 31, 2003 and have issued our report thereon dated February 2, 2004. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the following pages is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Graf Repetti + Co. LLP

New York, New York
February 2, 2004

Grace Building • 1114 Avenue of the Americas • New York, N.Y. 10036
phone 212. 302. 3300 • fax 212. 302. 9660

UOB GLOBAL EQUITY SALES LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1

DECEMBER 31, 2003

CAPITAL	$ 2,133,998
Less: Non-allowable assets	(2,088,372)
Liabilities	(23,504)
Net Capital	22,122
Minimum Net Capital Required	(5,000)
Excess Net Capital	$ 17,122

See accompanying notes to the financial statements.

UOB GLOBAL EQUITY SALES LLC

STATEMENT PURSUANT TO RULE 17A-5(D) (4)

DECEMBER 31, 2003

No material differences exist between the Computation of Net Capital Under Rule 15c3-1 as reported in the accompanying financial statements and as reported by UOB Global Equity Sales LLC in Part IIA of Form X-17A-5 for the quarter ended December 31, 2003. A difference did exist in the amount of non-allowable assets, however this did not effect the computation of net capital. This difference is outlined below:

1) Receivables from customers increased by $140,645. This change was a result of facts and circumstances that permitted the company to exactly determine the receivable as of the audit date. The focus report filed for quarter ended 12/31/2003 was based as an estimate made when these facts were not available.

GRAF REPETTI & CO., LLP
Certified Public Accountants & Business Advisors

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17A-5

To the Member of
UOB Global Equity Sales LLC

We have audited the financial statements of UOB Global Equity Sales LLC for the year ended December 31, 2003, and have issued our report thereon dated February 2, 2004. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by Rule 17a-5(g), (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures including tests of compliance with such practice and procedures followed by UOB Global Equity Sales LLC that we considered relevant to the objectives stated in Rule 17a-5 (g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3 (a) (11) and the reserve required by rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Grace Building • 1114 Avenue of the Americas • New York, N.Y. 10036
phone 212. 302. 3300 • fax 212. 302. 9660

Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of UOB Global Equity Sales LLC taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purposes.

Graf Repetti & Co. LLP

New York, New York
February 2, 2004